Filed by: Suncor Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Canadian Oil Sands Limited
Form F-80 File No.: 333-207268; 333-209087

Explanatory Note: The following are written presentation materials entitled “Suncor’s Offer for Canadian Oil Sands Limited: Building on 50 years of oil sands experience” first used by Suncor Energy Inc. on January 27, 2016.

(Presentation Materials Begin on the Following Page)

Suncor's Offer for Canadian Oil Sands Limited Information for Canadian Oil Sands Limited (COS) Shareholders – Dated January 27, 2016 Please review Advisories section Building on 50 years of oil sands experience

Advisories NOTICE TO U.S. HOLDERS The Offer (as defined herein) described in the Offer Documents (as defined herein) is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer Documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer Documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.   Shareholders in the United States should be aware that the disposition of their Shares (as defined herein) and the acquisition of Suncor common shares by them as described in the Offer Documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer Documents.   The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor Energy Inc. (“Suncor”) and Canadian Oil Sands Limited (“COS”) are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer Documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.   THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.   Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United States, Canada or its provinces or territories.   Suncor filed registration statements on Form F-80, which include the Offer Documents, with the SEC in respect of the Offer on October 5, 2015 and January 22, 2016. This presentation is not a substitute for such registration statements or any other documents that Suncor has filed or may file with the SEC or send to shareholders in connection with the Offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-80, AS THEY MAY BE AMENDED FROM TIME TO TIME, AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statements on Form F-80, as well as other filings containing information about Suncor, at the SEC's website (www.sec.gov).

Advisories (continued) OFFER DOCUMENTS  This presentation does not constitute an offer to buy or sell, or an invitation or a solicitation of an offer to buy or sell, any securities of Suncor or COS. The exchange offer (the “Offer”) by Suncor to purchase the COS common shares and any accompanying rights (together, the “Shares”) in exchange for common shares of Suncor is being made exclusively by means of, and subject to the terms and conditions set out in, the Offer to Purchase and Take-Over Bid Circular dated October 5, 2015, as it may be amended from time to time, along with the accompanying Letter of Transmittal, Notice of Guaranteed Delivery and other related Offer materials (collectively, the “Offer Documents”). While Suncor expects that the Offer will be made to all COS shareholders, the Offer will not be made or directed to, nor will deposits of Shares be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Suncor may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Shares in any such jurisdiction. The information provided in this presentation is a summary only, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer Documents. The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer. Certain information contained in this presentation has been taken from or is based on COS documents that have been publicly filed on SEDAR under COS' profile at www.sedar.com. Suncor has not had access to the non-public books and records of COS and Suncor is not in a position to independently assess or verify certain of the information in COS' publicly filed documents, including the financial and production information reproduced herein. COS has not reviewed this presentation and has not confirmed the accuracy and completeness of the information in respect of COS contained herein. As a result, all historical information regarding COS included in this presentation, including all of its financial and production information has been derived, by necessity, from COS' public reports and securities filings on SEDAR. While Suncor has no reason to believe that such publicly filed information is inaccurate or incomplete, Suncor does not assume any responsibility for the accuracy or completeness of any such information. The information provided in this presentation is a summary only, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer Documents. The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer. Forward-Looking Statements This presentation and the accompanying dialogue contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”), including: statements about the Offer (including the proposed transaction summary (consideration, key metrics (including pro-forma metrics) and key conditions and timing) and the expected COS shareholder potential benefits, including dividend increases of 62%); expectations around Suncor’s future dividend; the belief that savings of $25M in annual administrative costs for COS will be achieved assuming the acquisition; Suncor future production (including expected growth in production from 2015 to 2020); future share repurchases; Suncor’s strategies, including pursuing growth, including M&A opportunities; the expectation that Suncor would commit additional experienced personnel to work with Syncrude’s operator on reliability and long term strategic decision making (driving real and lasting operational improvements at Syncrude, which will deliver additional value for Suncor’s shareholders, including long term value); the belief that Suncor shareholders will participate in the value of any future recovery in the oil price, while gaining some protection on the downside; the belief that Suncor is poised to take advantage of an eventual recovery in oil price; and that the Offer provides compelling value, all which are based on Suncor’s current expectations, estimates, projections and assumptions that were made by Suncor in light of its experience and its perception of historical trends. Some of the forward-looking statements may be identified by words such as “estimates”, “plans”, “goal”, “strategy”, “expects”, “continue”, “may”, “will”, “outlook”, and similar expressions. In addition, all other statements and other information that address the Offer (including satisfaction of the Offer conditions, those relating to the tax treatment of shareholders, the expected timing of the consummation of the Offer, and certain strategic and financial benefits and operational and cost efficiencies expected to result from the consummation of the Offer) are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Users of this information are cautioned that actual results may differ materially as a result of, among other things, assumptions regarding expected synergies and reduced operating expenditures; market reaction to events and the unpredictability of prices at which Suncor and COS shares will trade; COS’ use of its future free cash flow; volatility of and assumptions regarding oil and gas prices; assumptions regarding timing of commissioning and start-up of capital projects; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of production and reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from Suncor’s properties; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; assumptions regarding the timely receipt of regulatory and other approvals; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; assumptions regarding OPEC production quotas; and risks associated with existing and potential future lawsuits and regulatory actions. (…Continued)

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Advisories (continued)

FORWARD-LOOKING STATEMENTS (CONTINUED)

All figures and descriptions provided herein related to the proposed transaction, including those around consideration, key metrics, pro forma ownership, reasons for the Offer, potential benefits to Suncor and COS shareholder and expected pro forma benefits are based on and assume the following: (i) Suncor's and COS' dividends, debt, liquidity, credit ratings, debt costs and assets (including reserves) will not in any way change from what was the case on January 15, 2016, in the case of Suncor, and from what Suncor ascertained from COS' public filings on SEDAR up to and including December 30, 2015, in the case of COS, and in the case of reserves, those reported by Suncor and COS in their most recent annual information forms as at December 31, 2014; (ii) 484.6 million common shares of COS issued and outstanding immediately prior to the closing of the Offer; (iii) that all of the Shares are tendered to the Offer pursuant to the terms thereof; and (iv) no other Suncor common shares or common shares of COS are issued before closing of the Offer.

Although Suncor believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Suncor's management's discussion and analysis ("**MD&A**") for the period ended September 30, 2015 (the "**Third Quarter MD&A**") and dated October 28, 2015, 2014 Annual Report and its most recently filed Annual Information Form/Form 40-F and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company's profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Suncor's actual results may differ materially from those expressed or implied by its forward looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of Suncor and its reportable operating segments and the timing and terms upon which the Offer may be consummated, if at all, may be affected by a number of factors. Many of these risk factors and other assumptions related to Suncor's forward-looking statements and information are discussed in further detail throughout the Offer Documents, the Third Quarter MD&A, and in Suncor's 2014 annual MD&A, 2014 Annual Information Form and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov, and readers should refer to such risk factors and other statements in evaluating the forward-looking statements contained in this presentation.

NON-GAAP MEASURES

Certain financial measures in this presentation – namely cash flow from operations – are not prescribed by Canadian generally accepted accounting principles ("GAAP"). All non-GAAP measures presented herein do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. All non-GAAP measures are included because management uses the information to analyze business performance, leverage and liquidity and therefore may be considered useful information by investors.

Cash flow from operations for Suncor for each of the four quarters ended below is defined and reconciled to the GAAP measure of cash flow provided by operating activities for the corresponding period below.

($ millions)	**Total**	**September 30 2015**	**June 30 2015**	**Mar 31 2015**	**Dec 31 2014**
Cash flow provided by operating activities	7 456	2 771	1 794	876	2 015
Increase (decrease) in non-cash working capital	(452)	(889)	361	599	(523)
Cash flow from operations	7 004	1 882	2 155	1 475	1 492

SUNCOR

Advisories (continued) RESERVES   Unless noted otherwise, reserves information presented herein is presented as working interests (operated and non-operated) share before deduction of royalties and without including any royalty interests, is at December 31, 2014, and is rounded to the nearest hundred million barrels of oil or barrels of oil equivalent (boe). For more information on Suncor’s reserves, including definitions of proved and probable reserves, Suncor’s interest, location of the reserves and the product types reasonably expected therefrom, please see Suncor’s most recent Annual Information Form available at www.sedar.com and www.sec.gov. For more information on COS' reserves, see COS' most recent Annual Information Form available at www.sedar.com.   Certain oil and gas reserves presented in this presentation have been prepared in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), which has been adopted by securities regulatory authorities in Canada and imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities that differ from the oil and gas disclosure standards of the SEC under Subpart 1200 of Regulation S-K. The SEC definitions of proved and probable reserves are different than the definitions contained in NI 51-101. Therefore, proved and probable reserves disclosed herein in compliance with NI 51-101 are not comparable to those disclosed by U.S. companies in reports filed with the SEC. Moreover, as permitted by NI 51-101, the Offeror has determined and disclosed its reserves and the related net present value of future net revenue from its reserves in its NI 51-101 compliant reserves disclosure using forecast prices and costs. In contrast, the SEC requires that reserves and related future net revenue be estimated based on historical 12 month average prices rather than forecast prices, but permits the optional disclosure of future net revenue estimates based on different price and cost criteria, including standardized future prices or management's own forecasts. Consequently, the oil and gas reserves estimates presented herein are prepared in accordance with NI 51-101 are not comparable to oil and gas reserve estimates provided by U.S. companies in their filings with the SEC. BOE   Barrels of oil equivalent (boe) - Certain natural gas volumes have been converted to barrels of oil on the basis of six thousand cubic feet to one boe. This industry convention is not indicative of relative market values, and thus may be misleading.

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Participate in Canada's leading integrated energy company

Suncor - A growing business with complementary upstream & downstream operations

$61B — **Enterprise value[1]**
September 30, 2015

576 000 — **99% oil production**
boe/d for the nine months ended Sep. 30, 2015

38 years — **2P reserve life index[2]**

462 000 — **Refining capacity**
bbls/d as at September 30, 2015

~5% — **Expected average annual five year production growth[3]**

$7.0B — **Cash flow from operations[4]**
Trailing 12 months as at September 30, 2015

$6.1B — **Capital expenditures**
2015 Guidance midpoint excluding capitalized interest

$12.3B — **Liquidity**
Cash & cash equivalents ($5.4 billion) plus unutilized credit facilities as at September 30, 2015



Fort Hills*
Firebag*
MacKay River*
Syncrude pro forma
Base Plant & Mine*
Fort McMurray
Oil Sands
Edmonton
Calgary
Denver
St. John's
Montreal
Sarnia
Mississauga
East Coast
Hibernia
Terra Nova*
Hebron
White Rose
North Sea
Stavanger
Aberdeen
Golden Eagle
Buzzard
London
Head office
Regional office
Upstream facility
*operated
Downstream facility

Circles are scaled to relative net capacities in boe/d

(1) Market capitalization plus total debt minus cash and cash equivalents.
(2) As at December 31, 2014 and assumes that 7.5 billion boe of proved and probable reserves are produced at a rate of 534,900 boe/d, Suncor's average daily production rate in 2014. Reserves are presented as working interest (operated and non-operated) share before deduction of royalties and without including any royalty interests, and as of December 31, 2014. See *Reserves* in the *Advisories*.
(3) 5% is inclusive of 2015 to 2019, and assumes Suncor maintains current production levels and Hebron and Fort Hills ramp up on schedule (as disclosed by Suncor). See *Forward-Looking Statements* in the *Advisories*.
(4) CFOPs is a non-GAAP measure. See *Non-GAAP Measures* in the *Advisories* for a reconciliation of cash flow from operations to cash flow provided by operating activities, a GAAP measure.

SUNCOR

7

Amended offer supported by COS Board and Seymour Schulich

Consideration

- Suncor is offering to acquire Canadian Oil Sands Limited (TSX: COS) in an all share transaction valued at approximately $6.6 billion[1] at time of announcement
- Exchange ratio of 0.28 of a Suncor share per COS share
- Implied acquisition price[2] of $8.74/COS share represents a substantial:
  - **41% premium** to COS' unaffected share price of $6.19 on October 2, 2015
  - **62% dividend increase** on a per COS share basis[3]
- Cost per flowing barrel of ~$73,000[4]
- **COS Board unanimously recommends** that shareholders **accept** the revised offer and **tender** their shares

Potential Benefits

- All share exchange intended to enable tax-deferred rollover for Canadian tax purposes[5]
- $25M in annual administrative cost savings[6]

Pro Forma Ownership

- COS shareholders are expected to own ~8.6% of Suncor (assuming 100% of COS shares are taken-up)
- Suncor working interest in Syncrude would increase to 48.74%
- Suncor's low leverage maintained with a net debt/capitalization[7] of 19%

(1) Includes equity consideration of approximately $4.2 billion as of January 15, 2016 and an estimated 2015 year-end net debt of approximately $2.4 billion.
(2) Based on the closing price of Suncor shares on the TSX on January 15, 2016.
(3) Based on Suncor's and COS' third quarter dividends.
(4) Calculated as the Enterprise Value divided by 91,200 bbls/d, COS' average daily volumes for the twelve months ended December 31, 2015. Enterprise Value is defined as the Equity Value plus COS' estimated year-end net debt (~$2.4 billion). Equity Value is defined as approximately $4.2 billion (the number of Suncor common shares offered to COS shareholders pursuant to the Offer multiplied by the closing price ($31.22) of Suncor's common shares on the TSX on January 15, 2016).
(5) As a result of lowering the minimum tender condition to 51%, the receipt of Suncor common shares in exchange for COS common shares pursuant to the amended Offer may be a taxable transaction for US federal income tax purposes. Shareholders are urged to consult with their own U.S. tax advisors for a full understanding of the tax consequences of the Offer to them. The Amended Offer will continue to allow a tax-deferred rollover for Canadian tax purposes.
(6) Estimate is before tax and based on COS' 2014 general administrative expenses
(7) Net debt is defined as total debt less cash and cash equivalents. Capitalization is defined as total debt plus the book value of shareholders' equity. Pro forma as at September 30, 2015.

SUNCOR

29¢ Current quarterly dividend per share (+4% in Q3 2015) >20% Five year dividend CAGR1 13 years Consecutive annual dividend increases $5.3B Shares repurchased 2011-2014 >10% Shares outstanding cancelled since 2011 $250M Share repurchase authorized July 31 20154 suspended due to COS offer Suncor - A strong track record of returning cash to shareholders Compound annual growth rate (CAGR). Global peer group in alphabetical order, not as they appear in the chart: Anadarko, Apache, Canadian Oil Sands, Cenovus, Chesapeake, Chevron, CNRL, Conoco, Devon, Encana, ENI, EOG, ExxonMobil, Hess, Husky, Imperial Oil, Marathon, Murphy, Occidental, Royal Dutch Shell, and Total SA. Based on the weighted average number of shares outstanding in each year for 2011 to 2014 and as at September 30, 2015 in the case of 2015, and assumes a quarterly dividend going forward of $0.29 per share (subject to approval by Suncor’s Board of Directors). The figure includes $40 million worth of shares repurchased in the three months ended September 30, 2015. Repurchases per share3 Dividends per share3 0.32 0.94 1.12 1.14 0.17 0.43 0.50 0.73 1.02 1.16 2011 2012 2013 2014 2015 0.32 0.94 1.12 1.14 0.43 0.50 0.73 1.02 1.14 190% Five year dividend/distribution growth2 September 2010 to September 2015 0% 100% 200% Suncor Global peers2

Leveraged on the upside, protected on the downside -80% -60% -40% -20% 0% 20% 40% 60% 2010 Q1 2010 Q3 2011 Q1 2011 Q3 2012 Q1 2012 Q3 2013 Q1 2013 Q3 2014 Q1 2014 Q3 2015 Q1 2015 Q3 2016 Q1 Quarterly Change in SU Share Price & WTI vs. Q1 2010 % SU-TSX % WTI USD/bbl 99% Oil SCO 60% Offshore 20% Bitumen 19% Other2 1% Suncor production Current1 Percentages are based on boe production for the nine months ended September 30, 2015. Excludes Suncor’s existing interest in Syncrude North America Onshore and Libya.

Suncor’s business model is robust even with lower oil prices Cash flow has been well in excess of dividends and sustaining capital Sustainment level $2.9B Dividends $1.2B Sustaining capital $1.7B Available to enhance returns $2.6B Growth capital $3.0B2 Nine months ended September 30, 2015 ($Billions) Cash Flow $5.5B … cash flow that is substantially higher than dividends and sustaining capital requirements … Credit unutilized lines $6.9B Cash & cash equivalents $5.4B As at September 30, 2015 ($Billions) … resulting in continued healthy cash balances and total liquidity Upgrader utilization Nine months ended September 30, 2015 (excludes Syncrude) Refinery utilization Nine months ended September 30, 2015 In Situ utilization1 Nine months ended September 30, 2015 Strong operational discipline has driven … 94% 94% 97% Based on 180,000 barrels per day of capacity for Firebag plus 38,000 barrels per day of capacity for MacKay River. Includes $318 million of capitalized interest.

Syncrude Suncor Suncor is the largest and most experienced operator in the oil sands Syncrude Fort Hills Voyageur South Millennium & Steepbank Mines Lewis Firebag Mackay River Suncor & other JV properties Syncrude properties Experience Brings strong operating experience to governance of Syncrude Board and Management Committee Commitment Would commit additional experienced personnel to work with operator on reliability and long-term strategic decision making Synergies Explore regional synergies with respect to operations, capital investment and technology

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Current tender process, timing and instructions (subject to change)

- Amended offer expected to expire at 4:00pm MT on February 5, 2016
- Registered COS shareholders wanting to benefit from the Offer must complete and deliver Letter of Transmittal and share certificates to Depositary
- Beneficial (i.e. non-registered) COS shareholders must contact their broker, financial institution or other entity that holds their Shares to tender to the Offer
- Soliciting Dealer Group[1] terms: $0.05/share tendered ($75 minimum/$1,500 maximum fee)[2]
- **Shareholders are urged to tender their shares**

Questions can be directed to:		**Toll Free in North America**	**Outside North America**
Suncor Investor Relations	Offer@suncor.com	1-800-558-9071	403-296-9068
Information Agent: D.F. King Canada	Inquiries@dfking.com	1-866-521-4427	201-806-7301
Dealer Managers: J.P. Morgan Securities Canada Inc.		1-888-270-2178	403-532-2134
CIBC World Markets Inc.		1-844-670-8949	416-956-3001
Depository: Computer Share Investor Services	CorporateActions@computershare.com	1-800-564-6253	514-982-7555

(1) On October 16, 2015, the Offeror retained CIBC World Markets Inc. as co-dealer manager and financial advisor, together with J.P. Morgan Securities Canada Inc., in respect of the Offer. The Dealer Managers have undertaken to form a Soliciting Dealer Group.

(2) A minimum fee of $75.00 and a maximum fee of $1,500.00 will be paid in respect of any one beneficial owner, provided that the minimum fee shall only be payable in respect of Shares deposited by a single beneficial owner where the number of Shares deposited is equal to or greater than 300.

SUNCOR

Visit us at the Investor Centre on Suncor.com 1-800-558-9071 offer@suncor.com For additional information regarding the Offer, please visit: www.suncorofferforcanadianoilsands.com Investor Relations Contacts Steve Douglas David Burdziuk Leigh MacComb Samantha Enns Vice President IR Manager IR Analyst IR Associate IR